BRF S.A.

A Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF") in compliance with the CVM Instruction no. 358 of January 03, 2002 and in accordance with the Announcement to the Market released on February 14, 2012 regarding the establishment of the Joint Venture between BRF and Dah Chong Hong Limited ("DCH"), announces that by mutual agreement and friendly character, the joint venture with DCH  has been  discontinued. This discontinuation of the joint venture will involve a transaction of a net value of USD 460,000 in payment to the JV Company.

However, BRF and DCH will maintain a non-exclusive commercial partnership in the region with a focus in Hong Kong and Macao market.

We continue to believe in the potential and are committed to the Chinese market, and will continue to work and explore ways in line with the strategic plan of the Company to expand its business in the international market.

São Paulo, April 30, 2014

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer